Exhibit 99.1

Marti Achieves Record Second Quarter with 141% Revenue Growth, 77% Gross Profit Margin, Significant Improvement in Profitability, and Increased Guidance

Ride-hailing growth, platform monetization, and expanding margins drove record profitability and support increased full-year guidance

Istanbul, Türkiye – August 19, 2026 - Türkiye’s leading mobility super app Marti Technologies, Inc. (“Marti” or the “Company”) (NYSE American: MRT) today reported a strong second quarter ended June 30, 2026, delivering another quarter of triple-digit revenue growth, expanding gross margin to 77%, achieving positive Adjusted EBITDA for the first time, and increasing its full-year 2026 guidance. The results reflect continued strength in Marti’s rapidly growing ride-hailing marketplace, increasing platform monetization, and accelerating operating leverage.

Financial and Operational Highlights for Second Quarter 2026

●	Marketplace growth continued at a rapid pace: Trips increased 73% YoY to 18.8 million, unique platform consumers grew 76% YoY to 2.4 million, all-time unique ride-hailing riders increased 95% YoY, and registered drivers grew 66% YoY, exceeding the Company’s quarterly operational targets.

●	Revenue growth drove positive Adjusted EBITDA and supported increased full-year guidance: Revenue increased 141% YoY to $20.0 million, net loss increased 36% to $12.5 million due to one-time non-cash loss on debt extinguishment of $8.3 million, while Adjusted EBITDA improved by $5.3 million YoY to positive $2.9 million, reflecting continued success in platform subscription package monetization and increasing operating leverage across Marti’s multi-service platform, and supporting the Company’s increased full-year 2026 guidance.

●	Record gross margin demonstrates operating leverage: Gross profit increased $10.6 million YoY to $15.3 million, while gross profit margin expanded 1,947 basis points to 77%, driven by higher platform monetization and disciplined cost management despite marketplace growth.

●	Increased full-year 2026 guidance following first half: The Company increased its full-year 2026 guidance to $85 million in revenue and $7 million of Adjusted EBITDA, reflecting expanding addressable markets in the cities where it operates across Türkiye, accelerating demand across its services, and higher gross margins driven by continued operating leverage and marketplace efficiency.

“The second quarter represents an important milestone for Marti,” said Oguz Alper Öktem, Founder and CEO. “We more than doubled revenue, delivered record gross profitability, and achieved positive Adjusted EBITDA for the first time while continuing to rapidly expand our marketplace. These results reflect the strength of our platform, the scalability of our multi-service mobility business model, and our disciplined execution in delivering profitable growth.”

“Marti’s ride-hailing marketplace continues to scale at a strong pace across our now 30-city footprint in Türkiye, with all-time unique ride-hailing riders increasing 95% and registered drivers growing 66% year-over-year, both ahead of our operational targets,” continued Mr. Öktem. “As our footprint expands, we are benefiting from increasing cross-platform engagement, with more than half of motorcycle-hailing drivers and over one-fifth of car-hailing drivers in Istanbul also completing delivery trips during the quarter. At the same time, we continue to optimize our two-wheeled electric vehicle operations to maximize utilization and further enhance platform efficiency.”

“Following the quarter, we announced a strategic partnership with Tensor to deploy autonomous vehicles on the Marti platform, an important step that reinforces our leadership position in Türkiye’s mobility market and advances our long-term vision for autonomous transportation. As the country’s leading mobility super app with a rapidly expanding rider and driver network, we believe Marti is well positioned to help accelerate the adoption of autonomous ride-hailing as the technology matures.”

Concluded Mr. Öktem, “With strong marketplace momentum, expanding profitability, and continued innovation across our platform, we are entering the second half of 2026 with confidence in our trajectory. We remain focused on executing our strategy to deliver sustainable profitable growth and create long-term value for our shareholders. The investments we’ve made over the past several years are translating into accelerating financial performance, and a platform that we believe is well positioned to capitalize on the next generation of mobility services.”

Financial Highlights for Second Quarter 2026

Revenue

●	Revenue of $20.0 million in Q2’26, up 140.7% from $8.3 million in Q2’25, driven by continued success of platform monetization through subscription packages.

●	Increased FY’26 revenue guidance to $85.0 million, targeting growth of 116.6% YoY, as a result of accelerating demand across the Company’s business and expanding addressable markets throughout Türkiye.

Gross Profit

●	Gross profit increased by 222.8% in Q2’26 to $15.3 million, compared to $4.7 million in Q2’25, driven by revenue growth from platform monetization.

●	Gross profit margin improved to 76.6% in Q2’26 from 57.1% in Q2’25, reflecting strong platform monetization.

●	$4.7 million cost of revenues in Q2’26, 31.5% higher compared to $3.6 million in Q2’25, primarily driven by higher business volume across our platform, partially offset by a decrease in operating lease expense and depreciation and amortization expenses.

Operating Expenses

●	$7.4 million general and administrative expenses in Q2’26, 34.6% higher compared to $5.5 million in Q2’25, primarily attributable to higher personnel expenses as a result of higher employee-related costs associated with changes in the size and composition of our team and other workforce-related changes to support platform growth. In the absence of share-based compensation expense, Q2’26 general & administrative expenses were $5.0 million.

Net Loss

●	Net loss increased to $(12.5) million in Q2’26, compared to $(9.2) million in Q2’25, representing an increase of $3.3 million YoY, due to one-time non-cash loss on debt extinguishment of $(8.3) million associated with the amendment of the Company’s convertible notes.

Adjusted EBITDA

●	Adjusted EBITDA turned positive and improved to $2.9 million in Q2’26, compared to $(2.4) million in Q2’25, representing a $5.3 million YoY improvement, driven by strong revenue growth, successful platform monetization, and improved operating leverage across the platform.

●	Increased FY’26 Adjusted EBITDA guidance to $7.0 million, which would mark the first full year of positive Adjusted EBITDA and represent a $20.5 million YoY improvement.

(*) FY’25 Adjusted EBITDA has been revised from $(12.1) million to $(13.5) million. See definition and reconciliation of Adjusted EBITDA elsewhere in this press release.

Consolidated Financial and Operational Highlights of Second Quarter 2026

	Q2 2025	Q2 2026	∆
Trips (in millions)	10.84	18.78	73.2%
Unique Platform Consumers (in millions)	1.34	2.36	76.4%
Trips per Unique Platform Consumer	8.1	7.9	(1.8)%

All-time Unique Ride-hailing Riders (in thousands)	2,280	4,442	94.8%
All-time Registered Ride-hailing Drivers (in thousands)	327	544	66.3%

Average Daily Two-wheeled Electric Vehicles Deployed	24,112	20,922	(13.2)%
Revenue (USD, thousands)	8,303	19,985	140.7%
Cost of Revenues (USD, thousands)	(3,564)	(4,686)	31.5%
% of Revenue	43%	23%
G&A(1) (USD, thousands)	(5,497)	(7,398)	34.6%
% of Revenue	66%	37%
Net Loss(2) (USD, thousands)	(9,209)	(12,502)	35.7%
Gross Profit(3) (USD, thousands)	4,740	15,299	222.8%
Gross Profit Margin %(4)	57%	77%
Adj. EBITDA(5) (USD, thousands)	(2,357)	2,910	n.m. (6)
Adj. EBITDA Margin %(7)	(28)%	15%

(1)	In the absence of share-based compensation expense, Q2’26 general & administrative expenses were $(5.0) million.

(2)	In the absence of share-based compensation expense, Q2’26 net loss was $(10.1) million.

In the absence of loss on debt extinguishment, Q2’26 net loss was $(4.2) million.

(3)	Gross profit is a GAAP metric and is calculated by deducting cost of revenues from revenue.

(4)	Gross profit margin is a GAAP metric and is calculated as gross profit divided by revenue.

(5)	Adjusted EBITDA is a non-GAAP metric. The Company revised its definition of Adjusted EBITDA beginning with the three months ended June 30, 2026. See definition and reconciliation of Adjusted EBITDA elsewhere in this press release.

(6)	n.m. indicates that the year-over-year change is not meaningful due to a negative prior period.

(7)	Adjusted EBITDA margin is a non-GAAP metric. See definition and reconciliation of Adjusted EBITDA margin elsewhere in this press release.

Operational Highlights

●	Trips across ride-hailing, delivery, and two-wheeled electric vehicle services reached 18.78 million, an increase of 7.94 million, or 73.2%, compared to 10.84 million in Q2’25, primarily attributable to the growth of ride-hailing trips.

●	Unique platform consumers grew to 2.36 million, an increase of 1.02 million, or 76.4%, compared to 1.34 million in Q2’25, primarily attributable to the growth of ride-hailing riders.

●	Trips per unique platform consumer remained broadly stable at 7.9 in Q2’26 compared to 8.1 in Q2’25, reflecting continued strong consumer engagement on the platform.

●	All-time unique ride-hailing riders reached 4.44 million in Q2’26, exceeding the target of 4.30 million and increasing 94.8% compared to Q2’25.

●	All-time registered ride-hailing drivers grew to 544 thousand in Q2’26, exceeding management’s target of 530 thousand and increasing 66.3% compared to Q2’25.

●	Average daily two-wheeled electric vehicles decreased from 24.1 thousand in Q2’25 to 20.9 thousand in Q2’26, or 13.2%, as we gradually retired older fleet units introduced in 2021.

●	Ride-hailing services delivered strong performance in 20 cities across Türkiye covering approximately 80% of national GDP, while we optimized our two-wheeled electric vehicle fleet through targeted vehicle deployments and relocations within existing markets to address seasonal demand patterns and improve fleet utilization.

●	Subsequent to quarter end, the Company expanded ride-hailing services to 10 additional cities, bringing its total footprint to 30 cities representing approximately 85% of national GDP.

Financing

●	In April 2025, Marti entered into a Convertible Note subscription agreement for up to $23.0 million of 12.50% Convertible Senior Secured Notes due April 2029, of which $18.0 million had been issued as of June 30, 2026.

●	In October 2025, Marti entered into an additional Convertible Note subscription agreement for up to $100.0 million of 11.00% Convertible Senior Secured Notes due October 2029, with no amounts drawn as of June 30, 2026.

●	On June 5, 2026, the Company entered into Amendment No. 2 to the April 2025 Convertible Note subscription agreement, reducing the Reset Conversion Rate multiplier from 1.65 to 1.05.

Share Repurchase Program

●	In April 2026, Marti announced a new $2.5 million share repurchase program valid until October 2026, replacing the prior program, with a ceiling price of $6.00 per share. Under the current share repurchase program, approximately $2.2 million remains available for repurchases as of June 30, 2026.

●	Since initiating share repurchase programs, Marti has repurchased 295,818 shares at an average price of $2.19 per share, for an aggregate purchase price of $655 thousand, as of June 30, 2026.

Autonomous Vehicles

●	Marti’s autonomous mobility strategy is to introduce autonomous vehicle technology to its mobility platform in Türkiye and develop an autonomous mobility ecosystem through the Türkiye Autonomous Vehicle Alliance, in collaboration with multiple autonomous vehicle technology and vehicle providers. Marti will leverage its mobility platform to aggregate rider demand and use its established operational infrastructure to support the deployment and scaling of autonomous vehicle fleets in Türkiye. The Company will also leverage its relationships with regulators and public-sector stakeholders to support the development of the autonomous mobility ecosystem in Türkiye. As an initial step in executing this strategy, in 2026, Marti entered into a multi-year strategic partnership with Tensor to deploy autonomous vehicles on Marti’s mobility platform in Türkiye.

September 30, 2026 All-time Unique Ride-Hailing Rider and Registered Driver Targets

Marti is reaffirming its September 30, 2026 all-time unique ride-hailing rider and registered driver targets, as summarized below:

September 30, 2026 Targets(1)
All-time Unique Ride-hailing Riders	4.9 million
All-time Registered Ride-hailing Drivers	580 thousand

(1)	The target numbers of unique riders and registered drivers by September 30, 2026 are based on Marti’s current estimates and assumptions and are not a guarantee of future performance. The targets are subject to significant risks and uncertainties, including the risk factors discussed in the Company’s reports on file with the Securities and Exchange Commission (“SEC”), that could cause actual results to differ materially. There can be no assurance that the Company will achieve the results expressed by these targets.

Full Year 2026 Guidance

Marti increases its full year 2026 guidance, as summarized below:

Revised 2026 Guidance(1)
Revenue	$85.0 million
Adjusted EBITDA	$7.0 million

(1)	The Company’s 2026 guidance assumes continued growth of our platform services and the absence of any fleet size expansion or replacement investments as vehicles are retired from our two-wheeled electric vehicle fleet.

(2)	The Company revised its definition of Adjusted EBITDA beginning with the three months ended June 30, 2026. See definition and reconciliation of Adjusted EBITDA elsewhere in this press release.

The full year 2026 guidance provided herein is based on Marti’s current estimates and assumptions and is not a guarantee of future performance. The 2026 guidance is subject to significant risks and uncertainties, including the risk factors discussed in the Company’s reports on file with the SEC, that could cause actual results to differ materially. There can be no assurance that the Company will achieve the results expressed by this guidance.

This press release does not include a reconciliation of forward-looking Adjusted EBITDA to forward-looking GAAP Net Income (loss) because Marti is unable, without making unreasonable efforts, to provide a meaningful or reasonably accurate calculation or estimation of certain reconciling items which could be significant to Marti’s results.

Conference Call Information

Marti will host a conference call today to discuss its financial and operational results for the second quarter 2026. See details below. A supplemental investor deck can be accessed from the Company’s investor relations website (https://ir.marti.tech/) where it will remain available for six months.

Date:	August 19, 2026
Time:	3:30 p.m. Istanbul / 1:30 p.m. London / 8:30 a.m. New York Time
Dial-in:	+1 877-485-3103 / +1 201-689-8890
Webcast & Replay & Archive Link:	https://event.choruscall.com/mediaframe/webcast.html?webcastid=Hrk0obuY

Non-GAAP Financial Measures

Certain ﬁnancial information and data contained herein are not presented in accordance with generally accepted accounting principles of the United States (“GAAP”) including, but not limited to, adjusted EBITDA, adjusted EBITDA margin, and certain ratios and other metrics derived therefrom. We define these metrics as follows:

Adjusted EBITDA is calculated by adding depreciation, amortization, taxes, financial expenses (net of financial income) and one-time charges and non-cash adjustments, to net income (loss). The one-time charges and non-cash adjustments are mainly comprised of customs tax provision expenses resulting from the one-time amendment of customs duties, lawsuit provision expense, fair value gain (or loss) on derivative liabilities, and loss on debt extinguishment, which Marti does not consider to be reflective of its normal cash operations.

Beginning with the three months ended June 30, 2026, the Company revised its calculation of Adjusted EBITDA to also exclude fair value gain (or loss) on derivative liabilities and loss on debt extinguishment, as these items are non-cash or financing-related and are not considered indicative of normal operating performance. The revision had no effect on Adjusted EBITDA for the three or six months ended June 30, 2025 or for the three months ended March 31, 2026 and 2025, as neither adjustment was applicable in those periods. Adjusted EBITDA for the year ended December 31, 2025 has been revised from $(12,104) thousand to $(13,485) thousand to reflect the exclusion of a $(1,381) thousand fair value gain on derivative liabilities.

Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by revenue.

These non-GAAP ﬁnancial measures are not measures of ﬁnancial performance in accordance with GAAP and may exclude items that are signiﬁcant in understanding and assessing the Company’s ﬁnancial results. Therefore, these measures should not be considered in isolation or as an alternative to revenue, cash ﬂows from operations or other measures of proﬁtability, liquidity or performance under GAAP. You should be aware that the Company’s presentation of these measures may not be comparable to similarly titled measures used by other companies. The Company believes these non-GAAP measures of ﬁnancial results provide useful information for management and investors regarding certain ﬁnancial and business trends relating to the Company’s ﬁnancial condition and results of operations. The Company believes the use of these non-GAAP ﬁnancial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company’s ﬁnancial measures with other similar companies, many of which present similar non-GAAP ﬁnancial measures to investors. These non-GAAP ﬁnancial measures are subject to inherent limitations as they reﬂect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP ﬁnancial measures and accordingly, should always be considered as supplemental financial results to those calculated in accordance with GAAP.

This ﬁnancial information and data contained herein also includes certain projections of non-GAAP ﬁnancial measures. Due to the high variability and diﬃculty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, the Company is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP ﬁnancial measures without unreasonable effort. Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward-looking non-GAAP ﬁnancial measures is included.

About Marti:

Founded in 2018, Marti is Türkiye’s leading mobility app, offering a wide variety of transportation services. Marti operates a ride-hailing service that matches riders with car, motorcycle and taxi drivers; offers delivery services; and operates a large fleet of rental e-mopeds, e-bikes, and e-scooters. All of Marti’s offerings are serviced by proprietary software systems and IoT infrastructure. For more information, visit www.marti.tech.

Cautionary Statement Regarding Forward-Looking Information

This press release contains statements that are not based on historical fact and are “forward-looking statements’’ within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. For example, statements about the anticipated growth of Marti’s service offerings, including the numbers of all-time unique riders and all-time registered drivers of the ride-hailing service, launch and growth of its package delivery business, the expected geographic expansion of services to additional cities, the full year 2026 guidance, the development and deployment of autonomous vehicle technology and partnerships, the expected future deployment of autonomous mobility services, and the expected future performance, operational efficiencies, potential size and market opportunities of Marti and its ride-hailing, delivery, and two-wheeled electric vehicle services, are forward-looking statements. In some cases, you can identify forward looking statements by terminology such as, or which contain the words “will,” “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “future,” “intend,” “may,” “plan,” “possible,” “predict,” “project,” “seek,” “should,” “target,” “will,” “would” and variations of these words or similar expressions. Such forward-looking statements are subject to risks, uncertainties and other factors. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties.

These forward-looking statements are based on estimates and assumptions that, while considered reasonable by Marti and its management, are inherently uncertain and are subject to a number of risks and assumptions. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond Marti’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Known risks and uncertainties include but are not limited to: (i) our ability to implement business plans, forecasts, and other expectations, and identify opportunities, (ii) the risk that we may not be able to effectively manage our growth, including our design, research, development, and maintenance capabilities, (iii) the risk of downturns in the highly competitive tech-enabled mobility services industry, (iv) our ability to build our brand and consumers’ recognition, acceptance, and adoption of our brand, (v) the impact of geopolitical tensions and international conflicts, including the military conflict occurring in the Middle East, on the global economy, inflation, energy and commodity prices and our business, (vi) volatility in the price of our securities due to a variety of factors, including without limitation changes in the competitive and highly regulated industries in which we operate or plan to operate, variations in competitors’ performance and success and changes in laws and regulations affecting our business, (vii) the outcome of any legal proceedings that may be initiated against us or our directors or officers, (viii) technological changes and risks associated with doing business in an emerging market, (ix) risks relating to our dependence on and use of certain intellectual property and technology, (x) our ability to maintain the listing of our securities on the NYSE American Stock Exchange, (xi) our ability to grow and make profitable our business, including our ride-hailing, delivery and two-wheeled electric vehicle businesses, and (xii) other factors or risks discussed in the Company’s filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investor Relations section of the Company’s website at https://ir.marti.tech. Investors should carefully consider the risks and uncertainties described in the documents filed by the Company from time to time with the SEC as most of the factors are outside the Company’s control and are difficult to predict. As a result, the Company’s actual results may differ from its expectations, estimates and projections and consequently, such forward-looking statements should not be relied upon as predictions of future events. The Company cautions not to place undue reliance upon any forward-looking statements, including its 2026 guidance and ride-hailing targets, which speak only as to management expectations and beliefs as of the date they are made. The Company disclaims any obligation or undertaking to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Investor Contact

Marti Technologies, Inc.
Turgut Yilmaz

investor.relations@marti.tech

MARTI TECHNOLOGIES, INC.

Condensed Consolidated Balance Sheets

(In thousands $)

(Unaudited)

	December 31, 2025	June 30, 2026
ASSETS
Current assets:
Cash and cash equivalents	$7,806	$12,503
Accounts receivable, net	504	402
Inventories	1,991	1,931
Other current assets	3,639	3,082
Total current assets	13,940	17,919

Non-current assets:
Property and equipment	2,654	1,511
Operating lease right of use assets	907	761
Intangible assets	351	216
Other non-current assets	11,950	11,950
Total non-current assets	15,862	14,437
Total assets	$29,802	$32,356

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Short-term financial liabilities, net(1)	$3,695	$3,890
Accounts payable	4,077	2,230
Operating lease liabilities	620	549
Deferred revenue	2,129	2,494
Accrued expenses and other current liabilities	3,869	4,094
Total current liabilities	14,389	13,257

Non-current liabilities:
Long-term financial liabilities, net(1)	82,116	102,444
Operating lease liabilities, net of current portion	136	109
Employee benefit liabilities	249	370
Total non-current liabilities	82,501	102,922
Total liabilities	96,890	116,179

Stockholders’ equity
Common stock	9	9
Treasury shares	(368)	(655)
Share premium	121,762	125,243
Accumulated other comprehensive loss	(7,558)	(7,558)
Accumulated deficit	(180,933)	(200,861)
Total stockholders’ equity	(67,088)	(83,823)
Total liabilities and stockholders’ equity	$29,802	$32,356

(1)	$3.9 million of short-term financial liabilities, net and $81.9 million of long-term financial liabilities, net consist of 2028 convertible notes with a conversion price of $1.65.

MARTI TECHNOLOGIES, INC.

Condensed Consolidated Statements of Operations

(In thousands $, except share amounts which are reflected in thousands, and per share amounts)

(Unaudited)

	Three Months Ended June 30, 2025	Three Months Ended June 30, 2026	Six Months Ended June 30, 2025	Six Months Ended June 30, 2026

Revenue	$8,303	$19,985	$14,326	$35,412
Operating expenses:
Cost of revenues	(3,564)	(4,686)	(7,368)	(9,014)
General and administrative expenses(1)	(5,497)	(7,398)	(12,184)	(14,883)
Selling and marketing expenses	(1,819)	(2,147)	(3,067)	(4,190)
Research and development expenses	(480)	(908)	(1,111)	(1,924)
Other expenses	(1,779)	(5,259)	(3,339)	(9,968)
Other income	47	278	205	779
Total operating expenses	(13,091)	(20,120)	(26,865)	(39,201)
Loss from operations	(4,788)	(135)	(12,538)	(3,789)

Financial expense, net	(4,422)	(4,044)	(6,740)	(7,817)
Loss on debt extinguishment	--	(8,322)	--	(8,322)
Loss before income tax expense	(9,209)	(12,502)	(19,279)	(19,928)

Income tax expense	--	--	--	--
Net loss(2)	(9,209)	(12,502)	(19,279)	(19,928)

Net loss attributable to stockholders	(9,209)	(12,502)	(19,279)	(19,928)

Net loss per share

Weighted average shares used to compute basic and diluted net loss per share (no. of shares)	77,065	86,132	73,958	86,021
Net loss per common share – basic and diluted	(0.12)	(0.15)	(0.26)	(0.23)
Other comprehensive loss	--	--	--	--
Total comprehensive loss	$(9,209)	$(12,502)	$(19,279)	$(19,928)

(1)	Q2’26 general and administrative expenses include share-based compensation expense of $(2.4) million. In the absence of share-based compensation expense, Q2’26 general & administrative expenses were $(5.0) million.

(2)	Q2’26 net loss includes share-based compensation expense of $(2.4) million. In the absence of share-based compensation expense, Q2’26 net loss was $(10.1) million.

Q2’26 net loss includes loss on debt extinguishment of $(8.3) million. In the absence of loss on debt extinguishment, Q2’26 net loss was $(4.2) million.

MARTI TECHNOLOGIES, INC.

Condensed Consolidated Statements of Cash Flows

(In thousands $)

(Unaudited)

	Six Months Ended June 30, 2025	Six Months Ended June 30, 2026
Cash flow from operating activities
Net loss	$(19,279)	$(19,928)
Adjustments to reconcile net loss to net cash used in operating activities:
Loss on debt extinguishment	--	8,322
Depreciation and amortization	1,796	1,492
Share-based, compensation, net	4,730	4,626
Interest expense, net	2,631	4,394
Foreign exchange gain/(loss), net	945	(130)
Other non-cash	417	204

Changes in operating assets and liabilities:
Accounts receivable	(554)	101
Inventories	(30)	42
Other current assets	788	(558)
Accounts payable	280	(1,847)
Deferred revenue	155	365
Accrued expenses, employee benefit and other current liabilities	(52)	345
A. Net cash used in operating activities	(8,173)	(2,570)

Cash flow from investing activities
Purchase of treasury shares	(195)	(287)
Purchase of property and equipment	(282)	(222)
B. Net cash used in investing activities	(478)	(509)

Cash flow from financing activities
Proceeds from issuance of convertible notes	8,376	7,745
Repayment of term loans	(833)	--
Proceeds from exercise of employee share options	168	30
C. Net cash generated from financing activities	7,710	7,776

D. Increase/(Decrease) in cash and cash equivalents (A+B+C)	(941)	4,697
E. Cash and cash equivalents at beginning of the period	5,149	7,806
Cash and cash equivalents at ending of the period (D+E)	$4,208	$12,503

MARTI TECHNOLOGIES, INC.

Non-GAAP Reconciliations - Condensed Consolidated

Adjusted EBITDA and Adjusted EBITDA Margin (in thousands $, except percentages)

(Unaudited)

	Three Months Ended June 30, 2025	Three Months Ended June 30, 2026	Six Months Ended June 30, 2025	Six Months Ended June 30, 2026
Net loss(1)	$(9,209)	$(12,502)	$(19,279)	$(19,928)
Net loss margin	(111)%	(63)%	(135)%	(56)%
Depreciation and amortization	$806	$638	$1,796	$1,492
Financial expense, net	$4,422	$4,044	$6,740	$7,817
Customs tax provision expense	$--	$--	$--	$--
Lawsuit provision expense	$36	$3	$57	$101
Share-based compensation expense	$1,588	$2,404	$4,730	$4,626
Fair value gain on derivative liabilities	$--	$--	$--	$--
Loss on debt extinguishment	$--	$8,322	$--	$8,322
Adjusted EBITDA(2)	$(2,357)	$2,910	$(5,955)	$2,430
Adjusted EBITDA margin	(28)%	15%	(42)%	7%

(1)	Q2’26 net loss includes share-based compensation expense of $(2.4) million. In the absence of share-based compensation expense, Q2’26 net loss was $(10.1) million.

Q2’26 net loss includes loss on debt extinguishment of $(8.3) million. In the absence of loss on debt extinguishment, Q2’26 net loss was $(4.2) million.

(2)	Beginning with the three months ended June 30, 2026, the Company revised its calculation of Adjusted EBITDA to also exclude fair value gain (or loss) on derivative liabilities and loss on debt extinguishment, as these items are non-cash or financing-related and are not considered indicative of normal operating performance. The revision had no effect on Adjusted EBITDA for the three or six months ended June 30, 2025 or for the three months ended March 31, 2026 and 2025, as neither adjustment was applicable in those periods. Adjusted EBITDA for the year ended December 31, 2025 has been revised from $(12.1) million to $(13.5) million to reflect the exclusion of a $(1.4) million fair value gain on derivative liabilities.